UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 15 December 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GB00BJ1F4N75

Issuer Name
MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation
Name
JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder
Name	City of registered office	Country of registered office
J.P. Morgan Securities plc
5. Date on which the threshold was crossed or reached
12-Dec-2022

6. Date on which Issuer notified
14-Dec-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.603897	5.838860	6.442757	21850571
Position of previous notification (if applicable)	0.339707	6.209472	6.549179
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		2048143		0.603897
Sub Total 8.A	2048143		0.603897%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt	n/a	n/a	848	0.000249
Sub Total 8.B1			848	0.000249%
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	18/01/2023	18/01/2023	Cash	393505	0.116028
Cash-settled Equity Swap	26/01/2023	26/01/2023	Cash	961801	0.283594
Cash-settled Equity Swap	07/02/2023	07/02/2023	Cash	2051464	0.604892
Cash-settled Equity Swap	08/03/2023	08/03/2023	Cash	4246418	1.252093
Cash-settled Equity Swap	17/03/2023	17/03/2023	Cash	5526583	1.629559
Cash-settled Equity Swap	23/03/2023	23/03/2023	Cash	4893128	1.442781
Cash-settled Equity Swap	04/04/2023	04/04/2023	Cash	20159	0.005932
Cash-settled Equity Swap	03/05/2023	03/05/2023	Cash	3599	0.001057
Cash-settled Equity Swap	30/05/2023	30/05/2023	Cash	8418	0.002482
Cash-settled Equity Swap	02/06/2023	02/06/2023	Cash	2265	0.000666
Cash-settled Equity Swap	05/07/2023	05/07/2023	Cash	5142	0.001514
Cash-settled Equity Swap	02/08/2023	02/08/2023	Cash	107	0.000031
Cash-settled Equity Swap	13/09/2023	13/09/2023	Cash	18450	0.005435
Cash-settled Equity Swap	03/10/2023	03/10/2023	Cash	531071	0.156586
Cash-settled Equity Swap	13/10/2023	13/10/2023	Cash	89778	0.026469
Cash-settled Equity Swap	02/11/2023	02/11/2023	Cash	129598	0.038203
Cash-settled Equity Swap	05/12/2023	05/12/2023	Cash	293493	0.086538
Cash-settled Equity Swap	03/01/2024	03/01/2024	Cash	80156	0.023628
Cash-settled Equity Swap	17/01/2024	17/01/2024	Cash	30000	0.008845
Cash-settled Equity Swap	27/04/2026	27/04/2026	Cash	516445	0.152278
Sub Total 8.B2				19801580	5.838611%
9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc		5.838615	6.047699%
JPMorgan Chase & Co.	JPMorgan Chase Bank, National Association
JPMorgan Chase & Co.	J.P. Morgan SE
JPMorgan Chase & Co.	J.P. Morgan Securities LLC
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Chain of controlled undertakings:

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)J

PMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

JPMorgan Chase & Co.
JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

12. Date of Completion
14-Dec-2022

13. Place Of Completion
London

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 15 December 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer